June 23, 2009

Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	Klein Retail Centers, Inc. Letter of Comment dated April 16, 2009 File No. 333-157962

Ms. Garnett:

Attached for filing with the Securities and Exchange Commission is Amendment No.1 to the Klein Retail Centers, Inc. registration statement on Form S-11.  The registration statement has been amended to conform with a filing on Form S-11.  Simultaneously with this filing I have delivered a courtesy copy of this amendment marked to show changes to Stacie Gorman, the Staff Attorney of record for this offering, and Jorge Bonilla, the reviewing accountant of record.

The  following responses address the comments of the reviewing staff of the Commission as set forth  in a comment letter dated April 16, 2009 (the "Comment Letter").  The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing  the  location of each response thereto in the Registration Statement.

General

1.	The registration statement has been refiled on Form S-11.

2.
The Staff has inquired as to why the Company has chosen to use separate prospectuses for the primary and secondary offering of its securities. In previous registrations statements filed by this firm made under Rule 415 examiners have requested that the prospectus include separate pages for the offering by selling shareholders. We believe that in those offerings the examiners felt that the number of shares offered by selling shareholders in relation to the amount offered by the issuers made the offering by the selling shareholders primary offerings. We have kept the secondary offering as a separate prospectus with alternative pages in the registration statement but we can combine them if the Staff would prefer.

CASSIDY & ASSOCIATES LETTER	PAGE NUMBER 2

3.
We do not have an opinion as to whether the prior information for broker-dealers posted on the  Company's website constituted a prospectus under the Securities Act but the information has been removed from the website.  No securities were sold nor any commitments to sell securities entered into arising from the posting.

Prospectus Cover Page

4.	The use of the word "Company" has been replaced throughout except in those instances where the sentence structure or context read better using "Company", which remains a defined term.

5.	The requested disclosure has been added and appears on the cover page.

Risk Factors

6.
The Company does not believe that there is a environmental risk of a degree to add a risk factor.  The only properties that the Company will be purchasing have in effect been pre-selected and reviewed by Walmart Stores, Inc., a company with vast resources that conducts extensive diligence –including any environmental concerns--prior to its acquisition of any property. In addition, Walmart Stores completes and has approved federal and local environmental impact studies prior to the development of its property.  Thus the Company does not believe that this is an issue that meets the level of risk described by Item 503(c) of Regulation S-K of "the most significant factors that make the offering speculative or risky."

The risk factor regarding insurance has been added and appears on page 7.

The risk factors regarding conflicts with Mr. Klein have been added and appear on pages 7 and 8 .

The Company does not believe that there is a risk in the lack of diversification that rises to the level of "the most significant factors that make the offering speculative or risky."  The Company does not believe there is a lack of diversification as the shadow retail centers are located in very different geographic locales and have different tenants with separate leases, terms and rents.  There is existing disclosure in the risk factor section on the possible decline of discount shopping market and the possible failure or decline of the Walmart Supercenters and the impact on shadow retail centers.

7.	The requested disclosure has been amended and appears on page 6 of the prospectus.

Use of Proceeds

8.	The requested disclosure has been added and appears on page 10 of the prospectus.

CASSIDY & ASSOCIATES LETTER	PAGE NUMBER 3

9.
The Company does not intend to use any of the proceeds from this offering to pay all or any of the mortgage due in May, 2011.  The Company intends to refinance the mortgage when it becomes due and has added disclosure to that effect which appears on page 11 of the prospectus.

Dilution

10.
 The dilution section does contain the disclosure of the amount of the increase in the net tangible book value per share attributable to new investors as both receipts of $5,000,000 on sale of 1,000,000 shares and $15,000,000 on sale of 3,000,000 shares.

Plan of Distribution

11.	The requested disclosure has been added and appears on page 12 of the prospectus.

Sales and Resales of the Shares under State Securities Laws

12.	The requested disclosure has been added and appears on page 12 of the prospectus.

The Company

13.	The requested disclosure has been added and appears on page 14 of the prospectus.

Current Operations

14.	Updated appraisals for each of the nine shadow retail centers have been ordered and will be filed supplementally as soon as received.

Mortgage Loan on the Properties

15.	The requested disclosure has been added and appears on page 18 of the prospectus.

Management of the Shadow Retail Centers

16.	The requested disclosure has been added and appears on page 19 of the prospectus.

17.	The requested disclosure has been added and appears on page 19 of the prospectus.

Reports to Security Holders

18.	The requested disclosure has been added and appears on page 23 of the prospectus.

Conflicts of Interest

19.	The requested disclosure has been added and appears on page 24 of the prospectus.

CASSIDY & ASSOCIATES LETTER	PAGE NUMBER 4

Management's Discussion and Analysis of Financial Condition

20.	The requested disclosure has been added and appears beginning on page 26 of the prospectus.

21.
Pursuant to the guild lines established by Item 303 of Regulation S-K, the Management’s Discussion and Analysis section discusses those differences between the financial statements of 2007 and 2008 which would appear to require additional clarification to a potential investor and provide information as to such differences not otherwise available in the financial statements.  Additional disclosure has been added to provide explanation of those line items which show material changes from year to the other and appear beginning on page 26 of the prospectus.

22.	Discussion has been added pursuant to Regulation S-K and appears on page 26 of the prospectus.

23.
The Company is having appraisals of the nine shadow retail centers updated and when such appraisals are completed, the Company will prepare an analysis to find if there is any impairment in value and if such impairment is found it will add disclosure.  The items noted by the Staff as to factors to be considered, i.e. lease expirations and restrictions imposed by the purchase agreements, have been in place since the properties were originally appraised for the use specified and the Company does not anticipate that there will be an impairment in value arising from those two factors.

24.	The requested disclosure has been added and appears beginning on page 24 of the prospectus.

Marketing Analysis

25.	The requested disclosure has been added and appears on page 28 of the prospectus.

Management

26.	The requested disclosure has been added and appears on page 29 of the prospectus.

27.	The requested disclosure has been added and appears on page 29 of the prospectus.

28.	The requested disclosure has been added and appears on page 29 of the prospectus.

29.
The requested disclosure has been added regarding listing the officers of Midwestern Management.  However, the Company does not agree that any person other than Kenneth Klein performs policy-making functions for the Company.  Midwestern acts as only as a property management company as that term is commonly understood.

Executive Compensation

CASSIDY & ASSOCIATES LETTER	PAGE NUMBER 5

30.	The requested disclosure has been added and appears beginning on page 29 of the prospectus.

Security Ownership of Certain Beneficial Owners

31.	The requested disclosure has been added and appears on page 30 of the prospectus.

Admission to Quotation on the OTC Bulletin Board

32.	The requested disclosure has been added and appears on page 33 of the prospectus.

Financial Statements

33.
The financial statements have been revised to reflect the transaction retroactively to the beginning of the earliest period presented including presentation of earnings per share consistent with paragraphs D14-D18 of SFAS 141.

Note 2 - Summary of Significant Accounting Policies: Recent Accounting Pronouncements

34.	The footnotes were revised to discuss the adoption of SFAS 157 as it relates to financial assets and liabilities and the determination of fair value of each asset and liability.

Note 5- Stockholders' Equity and Member's Equity, and Note 6 - Related party Transactions

35.	The footnotes were revised to address issuances of common stock for services to include:

•	When those services were incurred and the nature of the services
•	The nature of the relationship with the providers, other than employees of MML
•	How the transactions were reported in the financial statements
•	The applicability of the provisions of SFAS 123R as it relates to the measurement of fair value of the transaction and timing for the cost recognition.

Selling Shareholders

36.	To the best of the Company's knowledge, none of the selling shareholders are broker-dealers.

37.	To the best of the Company’s knowledge, none of the selling shareholders are affiliates of broker-dealers.

38.	The requested disclosure has been added and appears at the end of the table in the alternate pages of the prospectus.

Item 15. Recent Sales of Unregistered Securities (now Item 33)

CASSIDY & ASSOCIATES LETTER	PAGE NUMBER 6

39.	The requested disclosure has been added and appears in Part II of the prospectus.

40.	The requested disclosure has been added and appears in Part II of the prospectus.

41.	The footnotes were revised to include 250,000 shares issued to Tiber Creek Corporation.

42.	The requested disclosure has been added and appears in Part II of the prospectus.

43.
Kenneth Klein owns 1,000,000 shares directly and 6,000,000 indirectly through Klein Portfolio Investors I and II, all of which were issued on July 1, 2008.  The other 100,000 shares indirectly owned by Kenneth Klein were issued on December 16, 2008 and December 18, respectively as 50,000 shares each issued to Klein Family Investments LLC and The Klein Group LLC.   Other family members own 75,000 shares as follows:  50,000 shares were issued to Cynthia Klein on December 16, 2008, and, as part of the issuance the employees of Midwestern Management on December 16, 2008, Jonathan Klein received 15,000 shares and Patricia Klein received 10,000.

Item 17.  Undertakings (now Item 37)

44.	The noted disclosure has been deleted.

45.	The requested disclosure has been added and appears in Part II of the prospectus.

Exhibits

46.	The Staff's comment has been noted and all exhibits will be filed supplementally once prepared for electronic filing.

Website

47.	The Staff's comment has been noted and the website is being redesigned.

Sincerely,

Lee W. Cassidy